MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

September 26, 2007

3.	News Release

A news release dated September 26, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of MarketWire (Canada and U.S. disclosure package) on September 26, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On September 26, 2007, TransGlobe announced the closing of the acquisition of two privately held companies, holding interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

September 26, 2007